Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Williams Partners L.P.

Commission File No.: 001-32599

The following are excerpts of remarks relating to the proposed merger of Williams Partners L.P. with and into Access Midstream Partners, L.P. presented during a conference call held by The Williams Companies, Inc. (“Williams”) on June 16, 2014. References to slides relate to the presentation filed as Exhibit 99.2 to the Current Report on Form 8-K filed by Williams on June 16, 2014 (file no. 001-04174). Excerpts from the question-and-answer portion of the conference call are also included beneath the remarks.

Remarks from conference call on June 16, 2014:

Don R. Chappel – Williams – Chief Financial Officer

We also proposed publicly in our announcement a merger of Williams Partners with and into Access Midstream Partners, and if the deal is consummated, we would create an industry-leading MLP of very large scale, with very high growth rate—a 10 to 12% growth rate through that 2017 guidance period—and $5 billion of EBITDA in 2015 and growing from that point forward.

So, a very powerful MLP, high-growth, strong coverage, and with high growth visible all the way out through 2017. On top of that, we’d expect this to be a strong BBB investment grade MLP.

We expect the 2015 distributions for the merged MLP to be at least 25% above Access Midstream Partners’ current 2015 distribution guidance of $2.79. So if you do the math there, you’ll be able to calculate the “at-least” number of $3.48. And, as well, that’s 40% up from the current 2014 guidance as well, and that’s at $2.43, and the current 2014 guidance at $2.43 per unit, we would expect, again, the pro forma MLP to be at least 40% up from that. Again, in that $3.40 plus ZIP code.

[ .. . . ]

Turning the page to slide number six.

Again, Williams would become one of the largest publicly traded master limited partnerships and general partner holding companies, and you can see on this chart here the ownership structure after our acquisition of GIP’s interests. Again, we will have 100% of the GP interests and all of the IDR’s in Access, as well as the 100% interest in the GP and IDRs that we already hold in Williams Partners.

As well, we will have a 50% LP interest in Access, and will continue to hold our 64% LP interest in WPZ.

Again, we believe that this provides additional growth opportunities for Williams and we believe this is going to be great for both partnerships and particularly with the merger of the partnerships to create an even stronger entity.

[ . . . ]

Just turning to page number 12, we try to highlight the MLP benefits here. And again, we think the combination of ACMP and WPZ to create a premier, industry-leading MLP with great growth, long-term growth, very strong coverage, and investment grade credit is something that we find to be very attractive.

As well, the very broad base of assets will enable us to allocate capital to the very best opportunities, and we think that opportunity set over a long period of time tends to move around. So we’ll have many, many more options in terms of where we allocate capital, and we believe that’s going to be very powerful as well.

Some of the other benefits of note, just again—streamlining best practices, procurement savings—so there’s a lot of things that we see to provide some enormous benefits over time.

Just to turn our focus to the lines of business here that we’re looking at, again, the natural gas pipelines—Transco, Northwest, and Gulfstream—some of the nation’s premier pipelines with Transco as the nation’s largest, the fastest growing, and we would say the most valuable, pipeline in the nation. An enormous system that connects the very best markets with the very best supplies.

In the point number two, and this is really what gets beefed up in this merger, is the natural gas gathering and processing taking Williams Partners, a very large-scale gathering and processing business, and adding ACMP’s large-scale gathering and processing business to it, doubling the gathering volumes is a tremendous combination and we think that will pay very substantial dividends over a long period of time and, as Alan pointed out, this is really in all of the major producing basins here in North America.

Finally, NGL and petrochemical services—again, with all of the additional natural gas and natural gas liquids and olefins that are available, this is a big, big area of growth for us and one where we see long-term opportunities that are quite substantial.

So, kind of the three primary legs of the stool, if you will. It creates a very powerful combination and really moves from the upstream end of the business all the way to the downstream end of the business.

But again, assuming that the merger is consummated later this year, it would be our plan that the 2015 distribution increase for the combined MLP would be at least 25% higher than the current guidance that Access has of $2.79, and again, if you do the math that gets you to the $3.49 level or higher, and as well, at least 40% versus the 2014 guidance, which is $2.43. Again, with the best-in-class distribution growth rate of 10% to 12% through 2017 and very strong coverage (which we’re defining as about 1.2 in 2015 and at least 1.1 through 2017). Again, a synergistic business combination with many, many benefits.

And the transactions that we’re laying out today are subject to HSR approval, but the step one transaction—the announcement of our acquisition of GIP’s interests—is not contingent on this merger.

I’m not going to spend a lot of time on the next couple of slides because I think we’ve talked about a lot of this, but it’s there for your reference. We’ve tried to outline some of the benefits that we see to ACMP, which are many. I would underscore one that we did not spend much time on, and that’s an immediate bump up to BBB/mid-BBB levels; so, again, very strong investment grade. And while right now with this very low cost of capital that we see, that can become very powerful in more turbulent financial markets, so we think over the long term that has a tremendous value.

And, as well, we believe that this very, very large, premier MLP with high growth will become a core MLP holding, not just for retail investors but for institutions as well.

The next slide, you know, we talk about the benefits to WPZ. We think those are very apparent as well, but again, broadening the footprint as Alan mentioned earlier, in terms of the proposed merger, we are looking at an exchange rate—a proposed merger ratio—of 0.85 ACMP units for each Williams Partners unit. So there would be a premium for the WPZ unitholder—a modest premium—and as well, a special, one-time payment of $0.81 in light of the change in distributions.

And again, we’ve modeled the transaction and laid out our proposal in a way that we believe is a win-win for both partnerships, and we think that as the market fully understands the benefits, that I think that what we see in the transaction will become obvious to the market.

[ . . . ]

Alan S. Armstrong – Williams – Chief Executive Officer

You know, the one thing I would just stress here on the end is that, certainly we’re excited about how this positions WMB, but as Don was mentioning on the end, this MLP is a pretty impressive mark, because even though there’s a number of large MLPs out there today, there’s not very many that have a very strong strategic intent and are continuing to build competitive advantages. So there’s a lot of companies that have been growing at the Holdco level and the MLP level by buying a number of mismatched or nonstrategic investments that continue to generate incremental cash flows, but they don’t necessarily really build competitive advantage. And I would tell you that with this MLP, we have very strong strategic intent that is very well articulated in terms of being around this natural gas super cycle, and catching this large wave of continued increase in natural gas price.

So we’re not exposed to some of the risks that are out there in the commodity price environment now, with over 80% of our cash flows coming from fee-based. But importantly, we’re really positioned to catch this increase in natural gas supply and demand growth, and so really it puts us not just a great financial play and a nice dividend model, but as well, a long-term strategic holding if you believe in the natural gas super cycle. And so we’re very excited to be in that position and to have the new MLP ultimately in that position of being in a very offensive position with a very low cost of capital and a very strong continued strategic bent towards building out the natural gas infrastructure here in the U.S. So with that we thank you again for joining us and will be happy to turn it over for questions.

[ . . . ]

Q&A from conference call on June 16, 2014:

[ . . . ]

Jeremy [inaudible surname] – J.P. Morgan

Just a quick question on phase 2 with WPZ and ACMP. For that merger to take place, if you own just over half of the LP units, are there any other road blocks to think of that would prevent that merger from taking place?

Don R. Chappel – Williams – Chief Financial Officer

The processes that the boards—each of the boards of WPZ and ACMP would ask their independent directors to form a conflicts committee—which is typical in these situations—conflicts committees representing the third-party unitholders to ensure that their interests are represented.

The conflicts committee will hire legal and financial advisors and they’ll evaluate the proposed transaction and ultimately negotiate a merger agreement that would be voted on by the full board of each partnership and I think we noted that there is a required vote of WPZ unitholders.

[ . . . ]

Important Additional Information

This document does not constitute an offer to buy or solicitation of an offer to sell any securities. This document contains information related to a proposal which The Williams Companies, Inc. has made for a business combination transaction of Williams Partners L.P. (“WPZ”) and Access

Midstream Partners, L.P. (“ACMP”). In furtherance of this proposal and subject to future developments, ACMP may file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by WPZ or ACMP through the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

Our reports, filings, and other public announcements may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

All statements, other than statements of historical facts, included in this report that address activities, events or developments that we expect, believe or anticipate will exist or may occur in the future, are forward-looking statements. Forward-looking statements can be identified by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The closing of, and the sources of funding for, the anticipated transaction with certain Global Infrastructure Partners funds (the “GIP Purchase”);

•	Expected production increases in the producing areas served by Access Midstream Partners, L.P. (“ACMP”), as well as its levels of cash distributions with respect to general partner interests, incentive distribution rights, and limited partner interests;

•	Increases in our fee-based revenues as a percentage of our gross margin following the GIP Purchase;

•	Planned increases in our dividends following the GIP Purchase;

•	The timing of the drop-down of our remaining NGL & Petchem Services assets and projects;

•	The completion of the proposed merger (the “Proposed Merger”) of ACMP and Williams Partners L.P. (“WPZ”), including the approval of the Proposed Merger by the conflicts committees of each partnership and the exchange ratio to be utilized in the Proposed Merger;

•	The benefits of the Proposed Merger to unitholders of ACMP and WPZ, respectively, and to our stockholders;

•	The operations, performance, levels of distributions, and distribution coverage of the merged partnership following the Proposed Merger;

•	Our future credit ratings and the future credit ratings of WPZ and ACMP;

•	The expected timing for the restart of WPZ’s Geismar, Louisiana, olefins plant;

•	The expected timing of receipt and amounts of proceeds from insurance claims related to the Geismar plant;

•	Amounts and the nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from operations or results of operations, including cash flow per share following the GIP Purchase;

•	The levels of dividends to stockholders;

•	Natural gas, natural gas liquids and olefins, supply, prices and demand; and

•	Demand for our services.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this report. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Whether we will receive necessary regulatory approvals, or be required to make any divestitures, under provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to consummate the GIP Purchase;

•	Whether ACMP will produce sufficient cash flows following the GIP Purchase to provide the level of cash distributions we expect;

•	ACMP’s reliance on a limited number of customers for a substantial majority of its revenues;

•	Whether any nationally-recognized credit rating agency issues a decrease in our credit ratings or the credit ratings of ACMP or WPZ;

•	Our ability to achieve our expected increases in the levels of quarterly dividends;

•	Potential fluctuations in the market prices of WPZ’s or ACMP’s common units following our announcement of the Proposed Merger;

•	Approval of the Proposed Merger, including by the conflicts committees of ACMP and WPZ;

•	Our ability to successfully integrate the businesses of ACMP and WPZ in order to achieve the expected benefits of the Proposed Merger;

•	Our ability to recover expected insurance proceeds related to the Geismar plant;

•	Whether we have sufficient cash to enable us to pay current and expected levels of dividends;

•	Availability of supplies, market demand and volatility of prices;

•	Inflation, interest rates, fluctuation in foreign exchange rates, and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on our customers and suppliers);

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets into our existing businesses, as well as successfully expand our facilities;

•	Development of alternative energy sources;

•	The impact of operational and development hazards and unforeseen interruptions;

•	Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

•	Our costs and funding obligations for defined benefit pension plans and other postretirement benefit plans;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risk of our customers and counterparties;

•	Risks related to financing, including restrictions stemming from our debt agreements, future changes in our credit ratings and the availability and cost of capital;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions; and

•	Additional risks described in our filings with the Securities and Exchange Commission.

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this announcement. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in our annual report on Form 10-K filed with the SEC on Feb. 26, 2014, and each of our quarterly reports on Form 10-Q available from our offices or from our website at www.williams.com.